Exhibit 99.3
Performance of Wipro Limited for Quarter ended September 30, 2008 October 22 , 2008 Suresh C Senapaty Executive Director & Chief Financial Officer

30, 2008 (Indian GAAP) Wipro Limited (Consolidated) Revenue Growth Growth ParticularsRs. CroresQoQYoY Revenue 6,507 9% 36% Profits Before Interest & Tax1,106 8% 30% Profits After Tax 978 8% 19% Key Segmental Results Revenue Growth PBIT Growth Segment Rs Crores YoY Rs Crores YoY IT Services 4,750 36% 9 96 30% IT Products. 1,002 50% 43 34% Consumer Care & Lighting 527 42% 64 46%

Highlights for the quarter – IT Services Revenues at $1,110 Mn significantly ahead of guidance of $1089 Mn for the quarter with sequential growth of 4% (constant currency of 5.6%) and yoy growth of 29.4% IT Services added 28 new clients in the quarter. Turbo charged growth in India & Middle East business with 48% yoy and 14% sequential (19% at constant currency). Rate Realization and Fixed Price Projects mix improved sequentially by 200 basis points and 100 basis points respectively. Gross Utilization improved by 240bps sequentially, while Net Utilization improved by 260 basis points sequentially. The operating margin increased by 10 basis points sequentially through improved realization, utilization and other operational parameters in spite of the offshore wages increasing from August. Total employee strength in IT Services at 97,552 employees.

Revenue Dynamics-IT Services Vertical distribution ( Q2 FY09) Geographical distribution ( Q2 FY09) India and Other Middle East Emerging business,7.8% Markets 3.4% Europe 26.9% US 59.4% Japan 2.5% Verticals: Financial Services delivered 7.8% seq growth and 41.6% YoY Retail & Transportation grew of 9.2% seq growth and 35.6% YoY Manufacturing & Healthcare grew 6.7% seq growth and 42.4% YoY Differentiated Services: Technology Infrastructure Services grew 9% seq and 64.6% YoY Testing Services grew 7.1% seq and 33.4% YoY, BPO grew 33.7% YoY Package Implementation grew 6.2% seq and 20.5% YoY. Geography: U.S grew 3.3% QoQ and 32.1% YoY . Europe grew 20.4% YoY and 4% sequentially (7.6% in constant currency). India & Middle East Business grew 13.9% QoQ and 48.4% YoY.

IT Services 16 clients with $50Mn revenue on trailing 12 months (14 in Q1) and 426 customers with $1 Mn Revenue (404 in Q1). 3 accounts with revenue run-rate of USD 100Mn on a quarterly annualized basis. Awards and Recognition: Wipro has been recognized as a winner of the Asian MAKE Awards, 2008 and was ranked first in the ‘Transforming enterprise knowledge into shareholder value’. Wipro was also rated as a leading consulting partner for companies seeking cross-enterprise food supply chain tracking by a leading Industry Analyst, AMR. Wipro Technologies received a ‘strong positive’ rating from leading Analyst firm, Gartner in its “Market Scope for Business Intelligence and Performance Management Services, Western Europe, 2008,” report.

IT Services Announced 6 multiyear multimillion dollar deals: o Entered into a large multi-million dollar multi-year deal with one of the largest financial services group in the EMEA region. o Won a 5 year, multi–million dollar deal with a Global consumer apparel company headquartered in the US. o In a landmark co-innovation partnership with Harman International, Wipro launched a joint embedded engineering center in India. The new Harman India Development Center will operate from Wipro’s existing Bangalore and Chennai facilities, complementing an earlier agreement which outsourced Harman’s global IT infrastructure services to Wipro. o Entered into a multi-year strategic engagement with a major French Telecom company. This is a testimony to Wipro’s growing importance in the French market. o Was chosen for a multi-year engagement by a large UK based Water and Waste-water service utility to provide managed hosting services as part of their ERP program. o Entered into an engagement with a German electrical systems company for an ERP rollout project which will integrate their global operations bringing in significant system standardization and process integration business benefits. Other Highlights IT Products Our IT products business had a spectacular quarter with a 50% Yoy growth. Our strong presence in Products in addition to Services in these geographies continued to give us leadership on end to end System Integration and Total Outsourcing deals. Wipro Consumer Care and Lighting (WCCL) For the quarter, Wipro Consumer Care and Lighting (including Unza) recorded Revenues of Rs. 5.27 billion, a growth of 42% yoy and PBIT of Rs. 643 million, a growth of 46% yoy. Our domestic business Grew 22% yoy. Operating Margin Expands by 30 basis points in Q2, despite cost pressures. Unza continued to see good underlying value growth in Malaysia, Middle East, Indochina and Indonesia. Wipro Infrastructure Engineering (WIN) Business severely impacted due to slowdown in overall infrastructure spend. Focus on managing impact of slow down by improving internal efficiencies till demand pickup. First order won along with Wipro Infotech in the field of Eco energy.

Summary Satisfying results considering the underlying uncertainties in the global economy. Retail & Transportation, Manufacturing & HLS and Financial Services businesses show resilience to post strong numbers in spite of macro economic environment. Differentiated service lines continue to demonstrate higher growth. The operating margin increased by 10 basis points sequentially through improved realization, utilization and other operational parameters, in spite of the wage increases effective August. 6 Large deals announced in IT services with healthy deal pipeline. Continued leadership in India & Middle East business.

Financial Summary for the quarter ended September 30, 2008 (As per US GAAP) Wipro Limited (Consolidated) Growth Growth Particulars Rs Cr QoQ YoY Revenue 6,410 8% 36% Profits After Tax(GAAP) 822 1% 1% Profits After Tax (Non-GAAP)* 947 7% 17% Key Revenue Growth PBIT Growth Segment Rs Cr YoY Rs Cr YoY IT Services 4,733 36% 959 26% IT Products 914 44% 20 26% Consumer Care & Lighting 483 36% 52 23% * Non-GAAP Adjusted Net income (excluding impact of currency translation on foreign currency loan, related cross currency swap and India fringe benefit tax) was Rs. 9.47 billion

Supplemental Data ... Financial Results as per US GAAP ... Key Operating Metrics in IT Services ... Key Client Metrics

Key Operating Metrics in IT Services for quarter ended September 30, 2008 Particulars Q2 09 Q1 09 Q2 08 Revenue Break-down: Technology, Media & Telecom 29.5% 31.2% 33.2% Financial Services 26.3% 25.4% 24.1% Manufacturing & Healthcare 19.4% 19.0% 17.7% Retail & Transportation16.5% 15.7% 15.7% E&U 8.3% 8.7%9.3% Geography Break-down: US 59.4% 59.8% 58.2% Europe26.9%26.9% 29.0% Japan 2.5% 2.7% 3.0% India & Middle East business 7.8% 7.1% 6.8% Other Emerging Markets 3.4% 3.5% 3.0% People related No of people IT Services 61,697 61,345 57,674 BPO Services 21,804 20,837 20,141 India / Middle East IT Services 14,051 13,493 10,846 Total 97,552 95,675 88,661 Net Addition during the quarter IT Services 352 (725) 4,284 BPO Services 967 392 1,077 India / Middle East IT Services 558 441 735 Total 1,877 108 6,096 Key Client Metrics in IT Services for quarter ended September 30, 2008 Particulars Q2 09 Q1 09 Q2 08 Customer Concentration Top Customer 2.7% 2.7% 2.7% Top 5 11.5% 11.4% 12.8% Top 10 20.4% 20.9% 22.0% Active Customers 906 928 720 No. of New Customers 28 3156 Revenue from New Customers1.6% 0.8% 1.5% Onsite Revenue (IT Services) 54.1% 53.9% 54.3% Off Shore Revenue (IT Services)45.9% 46.1% 45.7% Customer Size Distribution $50 M 16 14 9 $20- 50Mn 34 33 30 $10 -$20Mn 35 33 36 $5 -$10Mn 59 58 41 $3-$ 5Mn 77 71 39 $1-$3Mn 205 195 153 Total $1Mn 426 404 308